Rio Tinto plc 2 Eastbourne Terrace London W2 6LG United Kingdom T +44 (0) 20 7781 2000 F +44 (0) 20 7781 1800

Media release

Second quarter 2013 operations review

16 July 2013

Rio Tinto chief executive Sam Walsh said “A new milestone was reached in Mongolia, with the Oyu Tolgoi copper-gold mine making its first shipment of copper concentrate to China. Our iron ore operations continue their impressive performance, with period on period productivity improvements. One of our key priorities this year is to deliver our growth projects. Despite some challenging weather conditions, our Pilbara 290 iron ore expansion remains on track to deliver first tonnes by the end of this quarter.”

Highlights

	Q2 2013	vs Q2 2012	vs Q1 2013	H1 2013	vs H1 2012
Global iron ore shipments	61.3	+1%	+7%	118.6	+4%
mt (100% basis)

Global iron ore production	66.0	+7%	+8%	127.2	+6%
mt (100% basis)

Mined copper	146.2	+10%	-3%	296.4	+17%
kt (RT share)

Aluminium	901	+7%	-1%	1,809	+7%
kt (RT share)

Hard coking coal	1,902	-5%	+15%	3,552	-4%
kt (RT share)

Semi-soft and thermal coal	7,124	+23%	+17%	13,216	+26%
kt (RT share)

Titanium dioxide feedstock	461	+25%	+8%	888	+19%
kt (RT share)

  Record first half iron ore production, shipments and rail volumes despite a conveyor belt breakage resulting in one of five ship loaders being side-lined for almost three weeks and unseasonal wet weather which led to flooding in the Pilbara.

  Expansion of Pilbara capacity to 290 million tonnes per year remains on budget and on time to deliver first tonnes by the end of the third quarter of this year. Delivery of first tonnes will be followed by a steady commissioning and ramp-up period. Completion of the Rail Capacity Expansion infrastructure project was the most recent milestone reached in the quarter.

  Mined copper benefited from a sustained recovery in grades at Kennecott Utah Copper and Escondida since the first half of 2012.

  Following the north wall slide at Bingham Canyon, mining of ore from lower sections of the pit recommenced on 27 April and is being supplemented with material from stockpiles. The recovery is advancing faster than previously expected with projected full year mined and refined copper improving by 25,000 tonnes over previous estimates.

  Oyu Tolgoi made its first shipment of copper concentrate to China on 9 July 2013, representing the culmination of a three-year, $6.2 billion project to build the first phase of one of the world's top five copper mines.

  Titanium dioxide feedstock volumes were 25 per cent higher than the second quarter of 2012 reflecting the doubling of the Group’s interest in Richards Bay Minerals.

  Rio Tinto is well on track to meet its $750 million targeted reduction in exploration and evaluation spend in 2013, with spending in first half down by $483 million over the same period of 2012.

All currency figures in this report are US dollars, and comments refer to Rio Tinto’s share of production, unless otherwise stated

IRON ORE

Rio Tinto share of production (million tonnes)

	Q2 2013	vs Q2 2012	vs Q1 2013	H1 2013	vs H1 2012
Pilbara Blend Lump	13.2	+5%	+10%	25.2	+6%
Pilbara Blend Fines	18.6	+6%	+2%	36.8	+10%
Robe Valley Lump	1.4	+22%	+11%	2.6	+2%
Robe Valley Fines	3.0	+28%	+14%	5.7	+11%
Yandicoogina Fines (HIY)	13.3	+2%	+9%	25.4	-1%
IOC (pellets and concentrate)	2.3	+21%	+17%	4.4	+21%

Pilbara operations

First half 2013 production of 120 million tonnes (Rio Tinto share 100 million tonnes) set a new first half record, driven by sustained period on period productivity improvements. Rio Tinto’s share of production was six per cent higher than the same period of 2012.

In May, a major conveyor belt breakage led to one of the two Cape Lambert ship loaders (and one of five in the Pilbara) being side- lined for almost three weeks for repairs and maintenance. Major maintenance of this conveyor had been scheduled for the fourth quarter but was brought forward. Therefore full year production guidance is unchanged.

In June, unseasonably heavy rainfall led to flooding which caused significant difficulties across the coastal operations, forcing frequent disruption of rail movements and the suspension of ore car dumping and ship loading. To mitigate the impact of these events, the Operations Centre in Perth led a number of workaround initiatives to take advantage of supply chain flexibility. Coupled with the impact of three tropical cyclones in the first quarter, the conditions highlighted the enhanced efficiency that still enabled a record first half production and shipping performance.

In May 2013, the Supreme Court of New South Wales held that a royalty is payable to Hancock Prospecting and Wright Prospecting for production on "section 238" of Channar and Eastern Range. Rio Tinto therefore expects to make a pre-tax provision of $183 million in the first half of 2013 with respect to this claim. A notice of intention to appeal has been filed in respect of the Court’s decision.

Pilbara marketing

First half 2013 sales of 111 million tonnes set a new record for a first half and were two per cent higher than the same period in 2012. Second quarter sales were lower than production due to interruptions in shipping caused by the conveyor belt breakage and significant flooding in the Pilbara.

Approximately 30 per cent of sales in the first half of 2013 were priced with reference to the prior quarter’s average index lagged by one month. The remainder was sold either on the current quarter average, current month average or on the spot market. Prices are adjusted for product characteristics and iron and moisture content.

Pilbara expansion

Expansion projects remain on track, despite the challenging weather conditions. Completion of the Rail Capacity Expansion infrastructure project in the second quarter marked the latest major milestone. First ore from the 290 Mt/a project remains on track for the end of the third quarter.

The phase two expansion of the port, rail and power infrastructure to 360 Mt/a is currently underway. A number of options for mine capacity growth are under evaluation, including the potential development of new mines and incremental tonnes from further productivity improvement at existing mines.

Iron Ore Company of Canada (IOC)

Saleable production in the second quarter was 21 per cent higher than the same period of 2012 following the completion of the Concentrate Expansion Project (CEP1) and the first phase of CEP2 combined with operational improvements.

Second quarter concentrate sales were 139 per cent higher than the previous quarter (222 per cent higher than the second quarter of 2012) as a result of additional production from the expansions and the availability of previously frozen material from the first quarter. Second quarter pellet sales were 57 per cent higher than the previous quarter (six per cent lower than the second quarter of 2012) due mainly to higher pellet production rates and product availability.

2013 production guidance

2013 production guidance is unchanged at approximately 265 million tonnes (100 per cent basis) from global operations in Australia and Canada, subject to weather constraints.

COPPER

Rio Tinto share of production

	Q2 2013	vs Q2 2012	vs Q1 2013	H1 2013	vs H1 2012
Kennecott Utah Copper
Mined copper (000 tonnes)	39.2	+31%	-19%	87.4	+43%
Refined copper (000 tonnes)	39.2	+133%	-22%	89.5	+56%
Molybdenum (000 tonnes)	0.9	-66%	-50%	2.7	-54%
Mined gold (000 ozs)	31	-38%	-33%	78	-26%
Refined gold (000 ozs)	44	-19%	-26%	104	-33%
Escondida
Mined copper (000 tonnes)	85.6	+3%	0%	171.2	+12%
Refined copper (000 tonnes)	23.8	-6%	+5%	46.4	-7%
Northparkes		0%	+5%	21.8	+1%
Mined copper (000 tonnes)	11.2
Oyu Tolgoi		N/A	N/A	4.4	N/A
Mined copper (000 tonnes)	4.4
Mined gold (000 ozs)	7	N/A	N/A	7	N/A
Palabora
Mined copper (000 tonnes)	5.8	-36%	-1%	11.6	-36%
Refined copper (000 tonnes)	7.4	+4%	-1%	14.9	-6%

Kennecott Utah Copper

Second quarter production of copper contained in concentrates improved significantly on the same period of 2012, reflecting higher grades in ore treated. Gold and molybdenum contained in concentrates were lower than the second quarter of 2012 due to lower grades. Production of all metals was adversely affected by lower ore availability.

On 10 April 2013 the Bingham Canyon Mine experienced a slide along a geotechnical fault-line of its north-eastern wall estimated to be in excess of 150 million tonnes of material. No injuries were sustained as a result of the slide due to the pre-emptive measures taken in the preceding weeks.

The single mine access ramp for heavy equipment was damaged and remains unusable in the area of the slide. Waste movement associated with the Cornerstone extension returned to normal production levels within a few days of the slide. Mining of ore from lower sections of the pit recommenced on 27 April and is being supplemented with material from stockpiles of lower grade ore. The smelter and refinery continue to operate at reduced levels.

The recovery is advancing better than previously expected. Full year production of mined and refined copper is projected to fall short of pre-slide expectations by 100,000 tonnes and 75,000 tonnes, respectively. This represents a 25,000 tonne improvement compared to estimates provided immediately following the slide.

A comprehensive recovery plan is being developed including short and medium term mine plans. Key challenges include securing the edges of the slide area in order to provide safe access to areas below, rebuilding the single mine access road for heavy equipment and replacing damaged equipment.

A non-cash charge excluded from underlying earnings, primarily related to equipment damage and the write-offs of historical waste stripping balances, will be recognised in the 2013 interim results.

Escondida

Mined copper production in the second quarter increased three per cent on 2012. This increase was driven by higher ore grades and an improvement in crushing and conveying systems.

Oyu Tolgoi / Turquoise Hill Resources

Oyu Tolgoi started shipments of copper concentrate to customers from its copper and gold mine in Mongolia on 9 July 2013. All permits for exporting copper concentrate, together with Oyu Tolgoi Board approvals and authorities required for continued concentrate sales, are in place.

Production from the concentrator continues to ramp- up and has averaged over 70 thousand tonnes of ore processed per day for the past three weeks and continues to improve.

Grasberg

Based on the January 2013 Freeport estimates, 2013 production from Grasberg is not expected to exceed the metal attributable to Rio Tinto’s joint venture partner because of planned mine sequencing in areas with lower metal grades. Accordingly, Rio Tinto’s share of joint venture production is unchanged and expected to be zero for the year.

Northparkes

Second quarter production was unchanged over the same period in 2012 but was up five per cent over the first quarter of 2013 due to higher throughput.

Palabora

Mined copper production was significantly lower than the second quarter of 2012 due, in part, to the north winder tail rope entanglement and suspension of concentrator operations for just over a week in mid-May. Lower ore grades were also a contributor, consistent with expectations as the current Lift 1 operations draw to an end in 2015.

The Competition Tribunal of South Africa approved the previously announced divestment of Rio Tinto’s 57.7% shareholding in Palabora on 3 July 2013, subject to certain conditions.

Eagle

Rio Tinto reached a binding agreement in June to sell its Eagle project to Lundin Mining Corporation for an estimated US$325 million in cash. This transaction is expected to close in the third quarter of 2013 and is subject to regulatory approval.

Provisional pricing

At 30 June 2013, the Group had an estimated 253 million pounds of copper sales that were provisionally priced at US 309 cents per pound. The final price of these sales will be determined during the second half of 2013. This compared with 249 million pounds of open shipments at 31 December 2012, provisionally priced at US 360 cents per pound.

2013 production guidance

In 2013, Rio Tinto’s share of mined and refined copper production is expected to be approximately 565,000 tonnes and 230,000 tonnes, respectively.

ALUMINIUM

Rio Tinto share of production (000 tonnes)

	Q2 2013	vs Q2 2012	vs Q1 2013	H1 2013	vs H1 2012
Bauxite		+21%	+19%	16,748	+16%
Rio Tinto Alcan	9,104
Pacific Aluminium	1,857	-4%	-3%	3,775	0%
Alumina
Rio Tinto Alcan	1,776	+15%	+12%	3,363	+7%
Pacific Aluminium / Other	470	-30%	-22%	1,069	-20%
Aluminium		+15%	+2%	1,199	+14%
Rio Tinto Alcan	605
Pacific Aluminium / Other	296	-5%	-5%	610	-6%

Bauxite and alumina

Rio Tinto Alcan’s second quarter bauxite production was 21 per cent higher than the second quarter of 2012. Strong operational performance has driven higher volumes at Weipa in line with increased bauxite requirements from the expanded Yarwun refinery and increased third party demand.

Rio Tinto Alcan’s first half alumina production was seven per cent higher compared with the same period in 2012 with greater alumina refining capacity at Yarwun. The impacts of ex- tropical cyclone Oswald experienced at both Queensland refineries in the first quarter of 2013 have adversely impacted production in the first half.

Pacific Aluminium’s alumina production was 30 per cent lower than the second quarter of 2012. This followed the shutdown of one of three digestion stages at Gove in late February after inspections identified concerns about the weld integrity on some heat exchangers. These are being refurbished or replaced to bring the digestion stage back on line by the end of the fourth quarter. The temporary shutdown is expected to reduce full year alumina production by 700,000 tonnes compared with 2012. Pacific Aluminium’s full year bauxite production is expected to be in line with 2012. Bauxite exports are being increased to offset the impact of reduced requirements for alumina production.

Aluminium

Rio Tinto Alcan’s second quarter aluminium production was 15 per cent higher than the same period in 2012, reflecting the resolution of the lockout at Alma and the restarting of production following the power outage at Shawinigan. Production at Alma reached full capacity in the first quarter of 2013.

Pacific Aluminium and Other aluminium production was six per cent lower than the first half of 2012 due to the impacts of the Lynemouth smelter closure in March 2012 and the divestment of the Sebree smelter effective from 1 June 2013.

2013 production guidance

In 2013, Rio Tinto Alcan’s share of bauxite, alumina and aluminium production is expected to be 34 million tonnes, 7.3 million tonnes and 2.5 million tonnes, respectively. In addition, Pacific Aluminium and other aluminium assets that have been identified for divestment or closure are expected to produce approximately 8 million tonnes of bauxite, 2 million tonnes of alumina and 1.1 million tonnes of aluminium.

ENERGY

Coal

Rio Tinto share of production (000 tonnes)

	Q2 2013	vs Q2 2012	vs Q1 2013	H1 2013	vs H1 2012
Rio Tinto Coal Australia
Hard coking coal	1,759	-12%	+14%	3,298	-11%
Semi-soft coking coal	1,147	+14%	+10%	2,186	+36%
Thermal coal	5,846	+22%	+18%	10,789	+21%

Rio Tinto Coal Mozambique		N/A	+28%	254	N/A
Hard coking coal	143
Thermal coal	132	N/A	+21%	241	N/A

Hard coking coal production in Australia was 12 per cent lower than the second quarter of 2012. This was largely as a result of the planned shutdown of the Kestrel Mine coal handling preparation plant for upgrade works as part of the Kestrel Mine Extension project which was completed in April 2013. In July 2013, coal production started from Kestrel South and will ramp-up during a gradual transition of production as the existing mine winds down. Kestrel South is expected to reach full capacity by the end of 2014 and produce an average of 5.7 million tonnes per annum over the next 20 years.

Semi-soft production was 14 per cent higher than the second quarter of 2012, as operations in the Hunter Valley changed their production profile to take advantage of the stronger short-term market for alternate product to hard coking coal due to wet weather in Queensland.

Australian thermal coal production in the second quarter increased by 22 per cent compared with 2012. This was driven by a 67 per cent rise in production at Clermont as well as increased production at sites in the Hunter Valley following brownfield expansions and ongoing work to improve the efficiency and productivity of operations, including performance of the load and haul fleets.

Second quarter production in Mozambique showed a good increase over first quarter production due to advances in yield performance and operational reliability.

Uranium

Rio Tinto share of production (000 lbs)

	Q2 2013	vs Q2 2012	vs Q1 2013	H1 2013	vs H1 2012
Energy Resources of Australia	1,391	+46%	+3%	2,741	+47%
Rössing	976	+14%	-1%	1,959	+1%

Uranium oxide production at ERA benefited from milling higher grade ore stockpiles mined from Pit 3 prior to the completion of mining activities in late 2012. ERA will continue to feed the mill with lower grade stockpiled material in the second half of the year.

Second quarter production at Rössing was 14 per cent higher than same period of 2012 as a result of higher grades and recovery.

2013 production guidance

In 2013, Rio Tinto’s share of Australian hard coking, semi soft coking and thermal coal production is expected to be 8.5 million tonnes, 4 million tonnes and 21 million tonnes, respectively. Rio Tinto’s share of uranium production in 2013 is expected to be 9.0 million pounds.

DIAMONDS & MINERALS

Rio Tinto share of production

	Q2 2013	vs Q2 2012	vs Q1 2013	H1 2013	vs H1 2012
Diamonds (000 carats)		+87%	+57%	5,120	+28%
Argyle	3,130
Diavik	936	-13%	-20%	2,103	+3%
Murowa	69	+21%	-13%	147	+20%
Minerals (000 tonnes)

Borates – B2O3 content	125	-1%	+13%	236	-4%
Titanium dioxide feedstock	461	+25%	+8%	888	+19%

Salt (000 tonnes)	1,670	-10%	+5%	3,255	-2%

At Argyle, carats recovered were 87 per cent higher than the second quarter of 2012 reflecting increased tonnes processed and higher grades from the underground mine which was commissioned in April 2013.

Carats recovered at Diavik were 13 per cent lower than the second quarter of 2012 as a result of lower grades of ore mined during the quarter. The transition to a fully underground mine at Diavik was successfully completed in June, with production from all three kimberlite pipes now underway.

Titanium dioxide feedstock production was 25 per cent higher than the second quarter of 2012 reflecting the doubling of the Group’s interest in Richards Bay Minerals (RBM) and seasonal availability of additional power in Canada.

Due to challenging market conditions for high grade titanium dioxide feedstock, Rio Tinto Fer et Titane (RTFT) has brought forward a planned shut of one of nine furnaces in Canada and deferred the rebuild until market conditions improve. The RTFT upgraded slag (UGS) production facility has remained offline during the quarter. Improved market conditions for zircon have led to a limited restart of production at RBM during the quarter.

Wet weather associated with unseasonal rainfall in June 2013 impacted second quarter salt production, reducing it by ten per cent compared with the same period of 2012.

Development of the formal investment framework for Simandou was advanced through the quarter in line with the principles established in the 2011 Settlement Agreement.

2013 production guidance

In 2013, Rio Tinto’s share of production is expected to be 15.7 million carats of diamonds, 0.5 million tonnes of borates or boric oxide equivalent and 1.7 million tonnes of titanium dioxide feedstocks.

CORPORATE

On 14 June, Rio Tinto priced an aggregate of US$3.0 billion of fixed and floating rate bonds. The offering comprised US$1.0 billion of 3-year and US$1.25 billion of 5.5-year fixed rate bonds at coupons of 1.375 per cent and 2.250 per cent respectively, and US$250 million 2-year and US$500 million 3-year floating rate SEC-registered debt securities at coupons of three month US$ LIBOR plus 55 and 84 basis points respectively.

On 24 June, Rio Tinto announced its intention to retain its diamonds businesses after concluding a strategic review which considered a range of options, including potential divestment. The medium to long-term market fundamentals for diamonds remain robust, fuelled by growing demand for luxury goods in Asia and continuing strong demand in North America. The high-quality diamonds business is well positioned to capitalise on the positive market outlook.

On 28 June, Rio Tinto entered into an agreement to provide a non-revolving bridge facility for up to US$225 million to its majority owned subsidiary Turquoise Hill Resources. The facility matures on 12 August 2013 and is intended to fund operations and current underground development at the Oyu Tolgoi mine. In the event the facility is not repaid in full at maturity, or if an event of default occurs, Rio Tinto may convert any outstanding amounts into common shares at a price per share equal to 85 per cent of the then prevailing five-day volume weighted average trading price of the shares on the New York Stock Exchange.

Rio Tinto expects its effective tax rate, excluding royalties, on underlying earnings in the first half of 2013 to be between 35 and 40 per cent. This is five to ten percentage points higher than the rate for the year to 31 December 2012 due to depreciation of the MRRT deferred tax asset and a number of other smaller items.

EXPLORATION AND EVALUATION

Pre-tax and pre-divestment expenditure on exploration and evaluation charged to the profit and loss account in the first half of 2013 was $542 million compared with $1,025 million in the same period of 2012. Of this 2013 expenditure, approximately 44 per cent was incurred by the Copper group, 6 per cent by Iron Ore, 18 per cent by Energy, 16 per cent by Diamonds & Minerals (which now includes the Simandou project), 1 per cent by Rio Tinto Alcan and the balance was incurred by Central Exploration.

There were no significant divestments of central exploration properties in the first half of 2013.

Exploration highlights

On the Saskatchewan Potash project in Canada, a joint venture with North Atlantic Potash Inc., a subsidiary of JSC Acron, processing and interpretation of the 2012 3D seismic survey continued.

At Rössing (Namibia), the third phase of drilling at the Z20 uranium project was completed. A revised resource estimate is in progress.

In the Bowen Basin (Queensland, Australia), work continued on resource models to support Order of Magnitude studies at Mt Robert and Elphinstone, located near Hail Creek. Drilling to test new targets at Winchester South commenced.

At Tamarack (USA), targets were selected for a third quarter drilling programme to follow-up significant zones of mineralisation intersected across the project area.

In Montana (USA), drilling commenced at the Copper Cliff project.

In South Australia, Rio Tinto Exploration (RTX) partners Tasman Resources completed three drill holes at the Vulcan prospect following up previous intercepts of Olympic Dam -style lithologies and alteration. Further drilling is planned following heritage surveys scheduled for August.

In the Pilbara, airborne geophysical surveys were completed over a number of targets and drilling commenced on the first of several targets scheduled for testing this year.

In China CRTX, the Chinalco Rio Tinto Exploration Joint Venture, has been awarded a 1,500 km2 Integrated Exploration Area in Inner Mongolia. Ground exploration targeting copper is planned for the third quarter.

In Russia, copper targets were identified in Kamchatka, Magadan and the Russian Altai with field programmes planned for the third quarter.

In Uzbekistan, reconnaissance work targeting copper mineralisation commenced over the recently granted Gava permit.

In Kazakhstan, approval was received allowing direct negotiations by RTX over two licenses identified for their copper potential.

A summary of activity for the period is as follows:

Product Group	Evaluation projects	Advanced projects	Greenfield programmes
Aluminium	Amargosa, Brazil	Amargosa orbit, Brazil	Australia, Brazil, Laos
Copper	Copper/molybdenum:	Nickel: Tamarack, US.	Copper: Australia, Chile,
	Resolution, US.		Kazakhstan, Uzbekistan,
	Copper: La Granja, Peru		Peru, Russia, US,
	Copper/gold: Oyu Tolgoi,		Zambia, Mongolia,
	Mongolia		Nickel: Canada.
Nickel/copper: Eagle, US
Diamonds &	Diamonds: Bunder, India		Diamonds: Canada,
Minerals	Lithium borates: Jadar,		Democratic Republic of
	Serbia		Congo, India
	Heavy Mineral Sands:		Potash: Canada.
Mutamba
Energy	Coal: Rio Tinto Coal	Coal: Bowen Basin,	Uranium: Canada,
	Mozambique	Australia	Namibia, Australia, US.
	Uranium: Ranger 3 Deeps,	Uranium: Canada
Rough Rider
Iron Ore	Simandou, Guinea	Pilbara, Australia.	Canada, Botswana,
	Pilbara, Australia		South Africa, India.

Mine-lease exploration continued at a number of Rio Tinto businesses, including Northparkes, Rössing and Pilbara Iron.

About Rio Tinto

Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and New York Stock Exchange listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto's business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, thermal and metallurgical coal, uranium, gold, industrial minerals (borax, titanium dioxide and salt) and iron ore. Activities span the world and are strongly represented in Australia and North America with significant businesses in Asia, Europe, Africa and South America.

For further information, please contact:

For further information, please contact:

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Rio Tinto production summary

Rio Tinto share of production

		Quarter			Half Year		% Change
		2012	2013	2013	2012	2013	Q2 13	Q2 13	H1 13
							vs	vs	vs
		Q2	Q1	Q2	H1	H1
							Q2 12	Q1 13	H1 12

Principal Commodities

Alumina	('000 t)	2,212	2,186	2,246	4,472	4,432	2%	3%	-1%
Aluminium	('000 t)	841	907	901	1,695	1,809	7%	-1%	7%
Bauxite	('000 t)	9,442	9,562	10,960	18,283	20,522	16%	15%	12%
Borates	('000 t)	126	111	125	245	236	-1%	13%	-4%
Coal - hard coking	('000 t)	2,001	1,650	1,902	3,705	3,552	-5%	15%	-4%
Coal - semi-soft coking	('000 t)	1,003	1,039	1,147	1,609	2,186	14%	10%	36%
Coal - thermal	('000 t)	4,773	5,052	5,978	8,912	11,030	25%	18%	24%
Copper - mined	('000 t)	133.5	150.2	146.2	252.9	296.4	10%	-3%	17%
Copper - refined	('000 t)	49.3	80.5	70.4	123.4	150.8	43%	-13%	22%
Diamonds	('000 cts)	2,808	3,236	4,135	6,167	7,370	47%	28%	20%
Iron ore	('000 t)	48,631	48,250	51,829	94,274	100,079	7%	7%	6%
Titanium dioxide feedstock	('000 t)	370	427	461	744	888	25%	8%	19%
Uranium	('000 lbs)	1,810	2,334	2,366	3,795	4,700	31%	1%	24%
Other Metals & Minerals

Gold - mined	('000 oz)	75	69	61	153	129	-19%	-12%	-15%
Gold - refined	('000 oz)	55	60	44	155	104	-19%	-26%	-33%
Molybdenum	('000 t)	2.6	1.8	0.9	5.8	2.7	-66%	-50%	-54%
Salt	('000 t)	1,859	1,585	1,670	3,319	3,255	-10%	5%	-2%
Silver - mined	('000 oz)	877	1,061	946	1,812	2,007	8%	-11%	11%
Silver - refined	('000 oz)	467	672	457	1,283	1,130	-2%	-32%	-12%

Throughout this report, figures in italics indicate adjustments made since the figure was previously quoted on the equivalent page. Production figures are sometimes more precise than the rounded numbers shown, hence small differences may result between the total of the quarter figures and the full year figures.

Rio Tinto share of production

	Rio Tinto	2Q	3Q	4Q	1Q	2Q	1H	1H
	interest	2012	2012	2012	2013	2013	2012	2013
ALUMINA
Production ('000 tonnes)
Rio Tinto Alcan
Jonquière (Vaudreuil)	100%	342	344	363	362	346	690	708
Queensland Alumina	80%	762	712	714	593	697	1,528	1,290
São Luis (Alumar)	10%	86	86	82	83	84	173	167
Yarwun	100%	331	730	750	523	620	695	1,143
Jonquière (Vaudreuil) specialty alumina plant	100%	22	26	25	25	30	50	55
Rio Tinto Alcan total		1,544	1,898	1,934	1,587	1,776	3,136	3,363
Pacific Aluminium - Gove	100%	668	723	683	599	470	1,336	1,069
Rio Tinto total alumina production		2,212	2,622	2,617	2,186	2,246	4,472	4,432

ALUMINIUM
Production ('000 tonnes)
Rio Tinto Alcan
Cameroon - Alucam (Edéa)	47%	5	8	7	5	8	9	13
Canada - six wholly owned	100%	261	272	318	329	338	513	667
Canada - Alouette (Sept-Îles)	40%	60	58	59	59	58	119	117
Canada - Bécancour	25%	27	28	27	27	27	53	54
France - two wholly owned	100%	88	85	87	85	83	177	169
Iceland - ISAL (Reykjavik)	100%	48	47	48	49	50	94	99
Norway - SØRAL (Husnes)	50%	11	12	12	11	11	23	22
Oman - Sohar	20%	18	18	18	18	18	36	36
UK - Lochaber	100%	11	11	11	12	11	23	23
Rio Tinto Alcan total		528	538	587	594	605	1,048	1,199
Pacific Aluminium - four smelters		262	266	267	262	261	530	523
Other Aluminium - two smelters (a)	0%	51	51	52	52	35	117	87
Rio Tinto total aluminium production		841	855	906	907	901	1,695	1,809

BAUXITE
Production ('000 tonnes) (b)
Rio Tinto Alcan
Porto Trombetas	12%	457	492	481	384	473	888	857
Sangaredi	(c)	1,472	1,592	1,663	1,477	1,831	3,046	3,308
Weipa	100%	5,586	6,179	6,518	5,783	6,800	10,560	12,583
Total Rio Tinto Alcan		7,515	8,263	8,662	7,644	9,104	14,493	16,748
Pacific Aluminium - Gove	100%	1,927	2,086	2,068	1,918	1,857	3,789	3,775
Rio Tinto total bauxite production		9,442	10,350	10,731	9,562	10,960	18,283	20,522

Rio Tinto share of production

	Rio Tinto	2Q	3Q	4Q	1Q	2Q	1H	1H
	interest	2012	2012	2012	2013	2013	2012	2013
BORATES
Production ('000 tonnes B2O3 content)
Rio Tinto Minerals - borates	100%	126	109	100	111	125	245	236
COAL - hard coking
Rio Tinto Coal Australia ('000 tonnes)
Hail Creek Coal	82%	1,211	1,679	1,588	1,217	1,373	2,615	2,590
Kestrel Coal	80%	790	641	244	321	387	1,090	708
Total Rio Tinto Coal Australia hard coking coal		2,001	2,320	1,832	1,539	1,759	3,705	3,298
Rio Tinto Coal Mozambique
Benga (d)	65%	-	87	100	111	143	-	254
Rio Tinto total hard coking coal production		2,001	2,407	1,932	1,650	1,902	3,705	3,552
COAL - semi-soft coking
Rio Tinto Coal Australia ('000 tonnes)
Hunter Valley	80%	605	255	461	651	463	980	1,114
Mount Thorley	64%	291	230	344	271	364	441	635
Warkworth	44%	107	230	158	117	320	189	437
Rio Tinto total semi-soft coking coal production		1,003	714	963	1,039	1,147	1,609	2,186
COAL - thermal
Rio Tinto Coal Australia ('000 tonnes)
Bengalla	32%	608	529	662	565	721	1,058	1,286
Blair Athol Coal (e)	71%	366	606	497	-	-	740	-
Clermont	50%	910	1,148	1,416	1,130	1,524	1,539	2,654
Hunter Valley	80%	1,815	1,981	2,395	1,893	2,553	3,494	4,446
Kestrel Coal	80%	93	79	67	169	89	134	258
Mount Thorley	64%	429	406	420	483	413	772	895
Warkworth	44%	552	653	607	704	547	1,175	1,251
Total Rio Tinto Coal Australia thermal coal		4,773	5,402	6,063	4,943	5,846	8,912	10,789
Rio Tinto Coal Mozambique
Benga (d)	65%	-	112	160	109	132	-	241
Rio Tinto total thermal coal production		4,773	5,514	6,222	5,052	5,978	8,912	11,030

Rio Tinto share of production

	Rio Tinto	2Q	3Q	4Q	1Q	2Q	1H	1H
	interest	2012	2012	2012	2013	2013	2012	2013
COPPER
Mine production ('000 tonnes) (b)
Bingham Canyon	100%	29.9	42.9	59.3	48.2	39.2	61.0	87.4
Escondida	30%	83.3	75.2	86.8	85.6	85.6	152.3	171.2
Grasberg - Joint Venture (f)	40%	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Northparkes	80%	11.2	10.7	10.8	10.6	11.2	21.6	21.8
Oyu Tolgoi (g)	34%	-	-	-	-	4.4	-	4.4
Palabora (h)	58%	9.0	3.2	7.0	5.8	5.8	18.1	11.6
Rio Tinto total mine production		133.5	132.0	163.9	150.2	146.2	252.9	296.4
Refined production ('000 tonnes)
Escondida	30%	25.4	21.7	21.3	22.6	23.8	50.1	46.4
Kennecott Utah Copper	100%	16.8	45.3	59.9	50.4	39.2	57.5	89.5
Palabora (h)	58%	7.1	2.7	5.1	7.5	7.4	15.8	14.9
Rio Tinto total refined production		49.3	69.7	86.2	80.5	70.4	123.4	150.8
DIAMONDS
Production ('000 carats)
Argyle	100%	1,677	2,454	2,010	1,990	3,130	4,006	5,120
Diavik	60%	1,075	1,160	1,141	1,167	936	2,038	2,103
Murowa	78%	56	92	98	79	69	123	147
Rio Tinto total diamond production		2,808	3,706	3,248	3,236	4,135	6,167	7,370
GOLD
Mine production ('000 ounces) (b)
Barneys Canyon	100%	0.4	0.0	0.8	0.0	0.4	0.4	0.4
Bingham Canyon	100%	50	48	48	46	31	104	77
Escondida	30%	8	6	7	7	7	16	14
Grasberg - Joint Venture (f)	40%	0	0	0	0	0	0	0
Northparkes	80%	15	14	14	14	14	30	27
Oyu Tolgoi (g)	34%	-	-	-	-	7	-	7
Palabora (h)	58%	1.6	0.6	2.2	1.6	1.5	3.4	3.1
Rio Tinto total mine production		75	68	73	69	61	153	129
Refined production ('000 ounces)
Kennecott Utah Copper	100%	55	46	78	60	44	155	104

Rio Tinto share of production

	Rio Tinto	2Q	3Q	4Q	1Q	2Q	1H	1H
	interest	2012	2012	2012	2013	2013	2012	2013
IRON ORE
Production ('000 tonnes) (b)
Hamersley - six wholly owned mines	100%	31,138	33,832	33,022	30,774	32,946	59,776	63,720
Hamersley - Channar	60%	1,809	1,334	1,833	1,743	1,742	3,401	3,485
Hamersley - Eastern Range	(i)	2,427	2,297	2,424	2,508	2,460	4,582	4,968
Hope Downs	50%	3,641	4,024	3,683	3,869	3,965	7,689	7,834
Iron Ore Company of Canada	59%	1,928	2,370	2,298	2,009	2,341	3,600	4,350
Robe River	53%	7,688	8,771	8,707	7,347	8,375	15,227	15,722
Rio Tinto total iron ore production		48,631	52,628	51,967	48,250	51,829	94,274	100,079
Breakdown:
Pilbara Blend Lump		12,589	12,459	12,580	11,997	13,217	23,888	25,213
Pilbara Blend Fines		17,529	18,763	17,717	18,181	18,572	33,381	36,753
Robe Valley Lump		1,140	1,390	1,620	1,252	1,387	2,579	2,639
Robe Valley Fines		2,376	3,122	3,280	2,661	3,040	5,130	5,701
Yandicoogina Fines (HIY)		13,069	14,524	14,472	12,150	13,272	25,696	25,422
IOC Concentrate		506	922	844	797	1,086	812	1,883
IOC Pellets		1,422	1,448	1,453	1,212	1,255	2,788	2,468
MOLYBDENUM
Mine production ('000 tonnes) (b)
Bingham Canyon	100%	2.6	2.5	1.1	1.8	0.9	5.8	2.7
SALT
Production ('000 tonnes)
Dampier Salt	68%	1,859	1,836	1,678	1,585	1,670	3,319	3,255
SILVER
Mine production ('000 ounces) (b)
Bingham Canyon	100%	443	502	624	663	431	960	1,094
Escondida	30%	292	221	251	261	306	578	567
Grasberg - Joint Venture (f)	40%	0	0	0	0	0	0	0
Oyu Tolgoi (g)	34%	-	-	-	-	28	-	28
Others	-	142	124	123	136	181	274	317
Rio Tinto total mine production		877	847	998	1,061	946	1,812	2,007
Refined production ('000 ounces)
Kennecott Utah Copper	100%	467	357	810	672	457	1,283	1,130
TITANIUM DIOXIDE FEEDSTOCK
Production ('000 tonnes)
Rio Tinto Iron & Titanium (j)	100%	370	401	450	427	461	744	888

Rio Tinto share of production

	Rio Tinto	2Q	3Q	4Q	1Q	2Q	1H	1H
	interest	2012	2012	2012	2013	2013	2012	2013
URANIUM
Production ('000 lbs U3O8)
Energy Resources of Australia	68%	952	1,980	1,840	1,351	1,391	1,860	2,741
Rössing	69%	858	1,132	1,013	983	976	1,936	1,959
Rio Tinto total uranium production		1,810	3,112	2,853	2,334	2,366	3,795	4,700

Production data notes:

(a) Rio Tinto sold its 100% interest in the Sebree aluminium smelter with an effective date of 1 June 2013. Production is shown up to that date. The wholly owned Lynemouth smelter was closed in March 2012.

(b) Mine production figures for metals refer to the total quantity of metal produced in concentrates, leach liquor or doré bullion irrespective of whether these products are then refined onsite, except for the data for bauxite and iron ore which represent production of marketable quantities of ore plus pellets.

(c) Rio Tinto has a 22.95% shareholding in the Sangaredi mine but benefits from 45.0% of production.

(d) Benga moved to commercial production during the third quarter of 2012.

(e) Blair Athol closed in the last quarter of 2012.

(f) Through a joint venture agreement with Freeport-McMoRan Copper & Gold (FCX), Rio Tinto is entitled to 40% of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998. The 2Q 2013 production from Grasberg did not exceed the metal attributable to PT Freeport Indonesia per the joint venture agreement for the quarter. Accordingly, Rio Tinto's share of joint venture production was zero for 2Q 2013.

(g) Rio Tinto owns a 33.52% indirect interest in Oyu Tolgoi through its 50.79% interest in Turquoise Hill Resources. Production included in the table is from 1 May 2013.

(h) In December 2012, Rio Tinto announced that it had signed a binding agreement to sell its 57.7% effective interest in the Palabora Mining Company.

(i) Rio Tinto's share of production includes 100% of the production from the Eastern Range mine. Under the terms of the joint venture agreement, Hamersley Iron manages the operation and is obliged to purchase all mine production from the joint venture.

(j) Quantities comprise 100% of Rio Tinto Fer et Titane and Rio Tinto's share of Richards Bay Minerals (RBM). Rio Tinto's share of RBM production reflects increased ownership from 37% to 74% in early September 2012.

The Rio Tinto percentage shown above is at 30 June 2013.

Rio Tinto's interests in the Beyrède, Gardanne, La Bâthie and Teutschenthal specialty alumina plants and Borax Argentina were sold in 2012. No data for these operations are included in the Share of Production table.

Rio Tinto operational data

	Rio Tinto	2Q	3Q	4Q	1Q	2Q	1H	1H
	interest	2012	2012	2012	2013	2013	2012	2013
ALUMINIUM
Rio Tinto Alcan - Bauxite
Bauxite production ('000 tonnes)
Australia
Weipa mine - Queensland	100.0%	5,586	6,179	6,518	5,783	6,800	10,560	12,583
Brazil
Porto Trombetas (MRN) mine	12.0%	3,807	4,104	4,010	3,198	3,941	7,399	7,139
Guinea
Sangaredi mine (a)	23.0%	3,272	3,537	3,696	3,282	4,070	6,768	7,352
Rio Tinto Alcan share of bauxite shipments
Share of bauxite shipments ('000 tonnes)		7,302	8,545	8,296	7,657	9,106	14,570	16,763

(a) Rio Tinto has a 22.95% shareholding in the Sangaredi mine but benefits from 45.0% of production.

Rio Tinto Alcan - Smelter Grade Alumina
Alumina production ('000 tonnes)
Australia
Queensland Alumina Refinery - Queensland	80.0%	952	891	893	741	872	1,910	1,613
Yarwun refinery - Queensland	100.0%	331	730	750	523	620	695	1,143
Brazil
São Luis (Alumar) refinery	10.0%	860	860	820	833	836	1,729	1,669
Canada
Jonquière (Vaudreuil) refinery - Quebec (a)	100.0%	342	344	363	362	346	690	708

(a) Jonquière’s (Vaudreuil’s) production shows smelter grade alumina only and excludes hydrate produced and used for specialty alumina.

Rio Tinto percentage interest shown above is at 30 June 2013. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto	2Q	3Q	4Q	1Q	2Q	1H	1H
	interest	2012	2012	2012	2013	2013	2012	2013
ALUMINIUM (continued)
Rio Tinto Alcan - Specialty Alumina
Specialty alumina production ('000 tonnes)
Canada
Jonquière (Vaudreuil) refinery - Quebec	100.0%	22	26	25	25	30	50	55
Rio Tinto Alcan - Primary Aluminium
Primary aluminium production ('000 tonnes)
Cameroon
Alucam (Edéa) smelter	46.7%	10	16	16	11	16	20	28
Canada
Alma smelter - Quebec	100.0%	36	44	90	106	110	73	217
Alouette (Sept-Îles) smelter - Quebec	40.0%	149	146	149	146	146	298	293
Arvida smelter - Quebec	100.0%	44	44	44	43	44	88	87
Bécancour smelter - Quebec	25.1%	106	110	106	107	108	212	215
Grande-Baie smelter - Quebec	100.0%	56	56	56	55	56	111	111
Kitimat smelter - British Columbia	100.0%	45	46	46	45	44	90	89
Laterrière smelter - Quebec	100.0%	59	58	58	56	60	117	116
Shawinigan smelter - Quebec	100.0%	22	24	23	23	24	34	47
France
Dunkerque smelter	100.0%	63	64	65	64	60	127	124
Saint-Jean-de-Maurienne smelter	100.0%	24	21	22	22	23	50	45
Iceland
ISAL (Reykjavik) smelter	100.0%	48	47	48	49	50	94	99
Norway
SØRAL (Husnes) smelter	50.0%	23	23	23	22	22	46	44
Oman
Sohar smelter	20.0%	90	88	90	89	91	182	180
United Kingdom
Lochaber smelter	100.0%	11	11	11	12	11	23	23
Rio Tinto Alcan share of metal sales
Share of primary aluminium sales ('000 tonnes)		629	623	696	657	722	1,252	1,379

Rio Tinto percentage interest shown above is at 30 June 2013. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto	2Q	3Q	4Q	1Q	2Q	1H	1H
	interest	2012	2012	2012	2013	2013	2012	2013
ALUMINIUM (continued)
Pacific Aluminium - Bauxite
Bauxite production ('000 tonnes)
Australia
Gove mine - Northern Territory	100.0%	1,927	2,086	2,068	1,918	1,857	3,789	3,775
Pacific Aluminium - Smelter Grade Alumina
Alumina production ('000 tonnes)
Australia
Gove refinery - Northern Territory	100.0%	668	723	683	599	470	1,336	1,069
Pacific Aluminium - Primary Aluminium
Primary aluminium production ('000 tonnes)
Australia
Bell Bay smelter - Tasmania	100.0%	46	47	47	46	47	91	93
Boyne Island smelter - Queensland	59.4%	141	144	143	139	140	282	280
Tomago smelter - New South Wales	51.6%	136	137	137	133	134	271	267
New Zealand
Tiwai Point smelter	79.4%	79	79	80	82	78	165	160
Other Aluminium - Specialty Alumina
Specialty alumina production ('000 tonnes)
France
Beyrède plant (a)	0.0%	7	3	-	-	-	13	-
Gardanne plant (a)	0.0%	126	45	-	-	-	239	-
La Bâthie plant (a)	0.0%	6	3	-	-	-	12	-
Germany
Teutschenthal plant (a)	0.0%	7	3	-	-	-	13	-
Other Aluminium - Primary Aluminium
Primary aluminium production ('000 tonnes)
United Kingdom
Lynemouth smelter (b)	100.0%	-	-	-	-	-	15	0
USA
Sebree smelter - Kentucky (c)	0.0%	51	51	52	52	35	102	87

(a) Rio Tinto sold its interest in these specialty alumina assets with an effective date of 1 August 2012. Production is shown up to that date.

(b) Rio Tinto closed the Lynemouth aluminium smelter on 29 March 2012.

(c) Rio Tinto sold its 100% interest in the Sebree smelter with an effective date of 1 June 2013. Production is shown up to that date.

Rio Tinto percentage interest shown above is at 30 June 2013. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto	2Q	3Q	4Q	1Q	2Q	1H	1H
	interest	2012	2012	2012	2013	2013	2012	2013
BORATES
Rio Tinto Minerals - borates	100.0%
US and Argentina
Borates ('000 tonnes) (a) (b)		132	111	100	111	125	252	236

(a) Production is expressed as B2O3 content.

(b) Rio Tinto sold its interest in Borax Argentina with an effective date of 21 Aug 2012. Production is included up to that date.

COAL
Rio Tinto Coal Australia
Bengalla mine	32.0%
New South Wales
Thermal coal ('000 tonnes)		1,899	1,652	2,068	1,765	2,254	3,306	4,019
Blair Athol Coal mine (a)	71.2%
Queensland
Thermal coal ('000 tonnes)		513	851	697	-	-	1,039	-
Clermont Coal mine	50.1%
Queensland
Thermal coal ('000 tonnes)		1,817	2,292	2,826	2,256	3,041	3,071	5,297
Hail Creek Coal mine	82.0%
Queensland
Hard coking coal ('000 tonnes)		1,477	2,048	1,937	1,485	1,674	3,188	3,158
Hunter Valley Operations	80.0%
New South Wales
Semi-soft coking coal ('000 tonnes)		757	318	576	814	579	1,225	1,393
Thermal coal ('000 tonnes)		2,268	2,476	2,993	2,366	3,191	4,367	5,557
Kestrel Coal mine	80.0%
Queensland
Hard coking coal ('000 tonnes)		987	801	304	402	483	1,363	885
Thermal coal ('000 tonnes)		116	99	83	211	111	168	322
Mount Thorley Operations	64.0%
New South Wales
Semi-soft coking coal ('000 tonnes)		454	358	537	424	569	689	992
Thermal coal ('000 tonnes)		671	635	657	754	645	1,206	1,399

Rio Tinto percentage interest shown above is at 30 June 2013. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto	2Q	3Q	4Q	1Q	2Q	1H	1H
	interest	2012	2012	2012	2013	2013	2012	2013
COAL (continued)
Warkworth mine	44.5%
New South Wales
Semi-soft coking coal ('000 tonnes)		241	518	355	263	719	424	982
Thermal coal ('000 tonnes)		1,242	1,469	1,365	1,583	1,229	2,644	2,813
Total hard coking coal production ('000 tonnes)		2,464	2,849	2,242	1,886	2,157	4,551	4,044
Total semi-soft coking coal production ('000 tonnes)		1,452	1,194	1,468	1,501	1,867	2,337	3,368
Total thermal coal production ('000 tonnes)		8,526	9,473	10,689	8,936	10,472	15,801	19,407
Total coal production ('000 tonnes)		12,443	13,516	14,399	12,323	14,496	22,689	26,819

Total coal sales ('000 tonnes)		11,857	13,296	14,757	12,259	14,056	21,997	26,315
Rio Tinto Coal Australia share
Share of hard coking coal sales ('000 tonnes) (b)		1,926	2,436	1,841	1,535	1,776	3,932	3,311
Share of semi-soft coal sales ('000 tonnes) (c)		946	769	882	1,115	981	1,543	2,096
Share of thermal coal sales ('000 tonnes) (c)		4,428	5,193	6,236	4,931	5,682	8,325	10,614

(a) Blair Athol closed in the last quarter of 2012.

(b) Kestrel produces hard coking coal and thermal coal through its mining operations. These coals may be blended at ports; blended coal sales are included in hard coking coal sales.

(c) Sales relate only to coal mined by the operations and exclude traded coal.

Rio Tinto Coal Mozambique
Benga mine (a)	65.0%
Hard coking coal production ('000 tonnes)		-	134	154	171	219	-	390
Thermal coal production ('000 tonnes)		-	173	246	168	202	-	370

(a) Benga moved to commercial production during the third quarter of 2012.

Rio Tinto percentage interest shown above is at 30 June 2013. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto	2Q	3Q	4Q	1Q	2Q	1H	1H
	interest	2012	2012	2012	2013	2013	2012	2013
COPPER & GOLD
Escondida	30.0%
Chile
Sulphide ore to concentrator ('000 tonnes)		18,640	16,850	18,796	18,964	19,295	35,089	38,259
Average copper grade (%)		1.36	1.34	1.39	1.44	1.42	1.26	1.43
Mill production (metals in concentrates):
Contained copper ('000 tonnes)		211.7	185.2	216.6	229.3	231.9	364.8	461.2
Contained gold ('000 ounces)		26	21	24	24	24	52	48
Contained silver ('000 ounces)		972	738	836	870	1,021	1,927	1,891
Recoverable copper in ore stacked for leaching ('000 tonnes) (a)		66.2	65.4	72.7	55.9	53.5	142.7	109.4
Refined production from leach plants:
Copper cathode production ('000 tonnes)		84.7	72.3	70.9	75.3	79.3	167.0	154.7

(a) The calculation of copper in material mined for leaching is based on ore stacked at the leach pad.

Freeport-McMoRan Copper & Gold
Grasberg mine (a)	0.0% (b)
Papua, Indonesia
Ore treated ('000 tonnes)		16,337	17,175	16,424	17,943	19,493	26,780	37,436
Average mill head grades:
Copper (%)		0.57	0.63	0.66	0.66	0.73	0.59	0.70
Gold (g/t)		0.58	0.46	0.59	0.52	0.56	0.68	0.54
Silver (g/t)		1.57	1.81	2.43	2.15	2.42	1.82	2.29
Production of metals in concentrates:
Copper in concentrates ('000 tonnes)		81.2	93.7	94.1	103.0	123.5	139.2	226.5
Gold in concentrates ('000 ounces)		238	187	227	218	276	474	494
Silver in concentrates ('000 ounces)		579	624	865	812	864	1,103	1,676
Sales of payable metals in concentrates: (c)
Copper in concentrates ('000 tonnes)		82.8	88.8	92.3	89.8	122.2	144.5	212.0
Gold in concentrates ('000 ounces)		247	178	224	192	276	518	468
Silver in concentrates ('000 ounces)		476	469	670	563	692	932	1,254

(a) Through a joint venture agreement with Freeport-McMoRan Copper & Gold (FCX), Rio Tinto is entitled to 40% of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998. The 2Q 2013 results show the forecast from FCX's most recent five-year plan, because FCX is not releasing its actual 100% operating data for 2Q 2013 until the release of its 2013 second-quarter results on 23 July 2013.

(b) Rio Tinto share of Grasberg production is 40% of the expansion.

(c) Net of smelter deductions.

Rio Tinto percentage interest shown above is at 30 June 2013. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto	2Q	3Q	4Q	1Q	2Q	1H	1H
	interest	2012	2012	2012	2013	2013	2012	2013
COPPER & GOLD (continued)
Kennecott Utah Copper
Barneys Canyon mine (a)	100.0%
Utah, US
Gold produced ('000 ounces)		0.4	0.0	0.8	0.0	0.4	0.4	0.4
Bingham Canyon mine	100.0%
Utah, US
Ore treated ('000 tonnes)		11,020	10,268	11,001	11,733	8,192	22,863	19,925
Average ore grade:
Copper (%)		0.32	0.47	0.60	0.47	0.54	0.32	0.50
Gold (g/t)		0.20	0.20	0.19	0.18	0.15	0.21	0.17
Silver (g/t)		1.94	2.12	2.34	2.42	2.18	2.15	2.32
Molybdenum (%)		0.046	0.039	0.027	0.033	0.022	0.046	0.028
Copper concentrates produced ('000 tonnes)		144	190	267	223	170	296	393
Average concentrate grade (% Cu)		20.7	22.5	22.1	21.7	23.0	20.4	22.2
Production of metals in copper concentrates:
Copper ('000 tonnes) (b)		29.9	42.9	59.3	48.2	39.2	61.0	87.4
Gold ('000 ounces)		50	48	48	46	31	104	77
Silver ('000 ounces)		443	502	624	663	431	960	1,094
Molybdenum concentrates produced ('000 tonnes):		5.1	5.0	2.2	3.5	1.7	11.1	5.2
Molybdenum in concentrates ('000 tonnes)		2.6	2.5	1.1	1.8	0.9	5.8	2.7

(a) Mining operations ceased in the first quarter of 2002. Gold continues to be recovered from leach pads.

(b) Includes a small amount of copper in precipitates.

Kennecott smelter & refinery	100.0%
Copper concentrates smelted ('000 tonnes)		130	227	285	245	123	318	367
Copper anodes produced ('000 tonnes) (a)		9.3	55.1	63.3	50.6	30.1	49.3	80.7
Production of refined metal:
Copper ('000 tonnes)		16.8	45.3	59.9	50.4	39.2	57.5	89.5
Gold ('000 ounces) (b)		55	46	78	60	44	155	104
Silver ('000 ounces) (b)		467	357	810	672	457	1,283	1,130

(a) New metal excluding recycled material.

(b) Includes gold and silver in intermediate products.

Rio Tinto percentage interest shown above is at 30 June 2013. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto	2Q	3Q	4Q	1Q	2Q	1H	1H
	interest	2012	2012	2012	2013	2013	2012	2013
COPPER & GOLD (continued)
Northparkes Joint Venture	80.0%
New South Wales, Australia
Ore treated ('000 tonnes)		1,438	1,468	1,393	1,419	1,542	2,790	2,960
Average ore grade:
Copper (%)		1.09	1.04	1.09	1.06	1.02	1.09	1.04
Gold (g/t)		0.53	0.50	0.52	0.49	0.47	0.55	0.48
Copper concentrates produced ('000 tonnes)		40.0	38.8	39.1	39.7	42.8	77.9	82.4
Contained copper in concentrates:
Saleable production ('000 tonnes)		14.0	13.4	13.5	13.3	14.0	27.0	27.3
Sales ('000 tonnes) (a)		11.8	11.3	12.1	10.7	11.3	20.4	21.9
Contained gold in concentrates:
Saleable production ('000 ounces)		19	17	18	17	17	37	34
Sales ('000 ounces) (a)		16.1	15.3	16.3	14.9	13.4	28.7	28.3

(a) Rio Tinto's 80% share of material from the Joint Venture.

Turquoise Hill Resources
Oyu Tolgoi mine (a)	33.5%
Mongolia
Ore Treated ('000 tonnes)		-	-	-	-	4,430	-	4,430
Average mill head grades:
Copper (%)		-	-	-	-	0.42	-	0.42
Gold (g/t)		-	-	-	-	0.27	-	0.27
Silver (g/t)		-	-	-	-	1.31	-	1.31
Copper concentrates produced ('000 tonnes)		-	-	-	-	50.2	-	50.2
Average concentrate grade (% Cu)		-	-	-	-	26.1	-	26.1
Production of metals in concentrates:
Copper in concentrates ('000 tonnes)		-	-	-	-	13.1	-	13.1
Gold in concentrates ('000 ounces)		-	-	-	-	21	-	21
Silver in concentrates ('000 ounces)		-	-	-	-	85	-	85
Sales of metals in concentrates:		-	-	-	-	-	-	-
Copper in concentrates ('000 tonnes)		-	-	-	-	-	-	-
Gold in concentrates ('000 ounces)		-	-	-	-	-	-	-
Silver in concentrates ('000 ounces)		-	-	-	-	-	-	-

(a) Rio Tinto owns a 33.52% indirect interest in Oyu Tolgoi through its 50.79% interest in Turquoise Hill Resources. Production included in the table is from 1 May 2013.

Rio Tinto percentage interest shown above is at 30 June 2013. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto	2Q	3Q	4Q	1Q	2Q	1H	1H
	interest	2012	2012	2012	2013	2013	2012	2013
COPPER & GOLD (continued)
Palabora (a)	57.7%
Palabora Mine
South Africa
Ore Treated ('000 tonnes)		2,889	981	2,434	2,139	2,221	5,810	4,360
Average ore grade: copper (%) (b)		0.59	0.63	0.57	0.56	0.58	0.60	0.57
Copper concentrates produced ('000 tonnes)		54.4	20.3	43.7	35.5	47.7	106.2	83.2
Average concentrate grade: copper (%)		28.8	27.3	27.8	28.4	25.3	29.5	26.7
Copper in concentrates ('000 tonnes)		15.6	5.5	12.1	10.1	12.1	31.4	22.2
Palabora smelter/refinery
New concentrate smelted on site ('000 tonnes)		51.3	6.1	43.6	54.2	57.1	107.4	111.3
New copper anodes produced ('000 tonnes)		13.8	1.2	10.9	14.1	13.2	28.5	27.3
Refined new copper produced ('000 tonnes)		12.4	4.7	8.8	13.0	12.9	27.4	25.8
Gold in Anode Slimes ('000 tonnes)		2.8	1.1	3.8	2.8	2.6	5.9	5.5
By-products:
Magnetite concentrate ('000 tonnes)		1,420	1,475	1,428	1,146	1,482	2,377	2,628
Nickel contained in products (tonnes)		13	2	3	6	11	27	17
Vermiculite plant
Vermiculite produced ('000 tonnes)		29	27	30	32	41	76	73

(a) In December 2012, Rio Tinto announced that it had signed a binding agreement to sell its 57.7% effective interest in the Palabora Mining Company.

(b) Includes some higher grade slag processed in 3Q 2012.

DIAMONDS
Argyle Diamonds (a)	100.0%
Western Australia
AK1 ore processed ('000 tonnes)	1,663	1,728	1,822	1,533	1,929	3,461	3,462
AK1 diamonds produced ('000 carats)	1,677	2,454	2,010	1,990	3,130	4,006	5,120
(a) Rio Tinto officially opened the Argyle underground mine on 30 April 2013.
Diavik Diamonds	60.0%
Northwest Territories, Canada
Ore processed ('000 tonnes)	538	525	466	503	526	1,067	1,029
Diamonds recovered ('000 carats)	1,791	1,933	1,901	1,946	1,559	3,397	3,505
Murowa Diamonds	77.8%
Zimbabwe
Ore processed ('000 tonnes)	120	142	154	153	122	246	275
Diamonds recovered ('000 carats)	73	119	126	101	88	158	189

Rio Tinto percentage interest shown above is at 30 June 2013. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto	2Q	3Q	4Q	1Q	2Q	1H	1H
	interest	2012	2012	2012	2013	2013	2012	2013
IRON ORE
Rio Tinto Iron Ore
Western Australia
Pilbara Operations
Saleable iron ore production ('000 tonnes)
Hamersley - Paraburdoo, Mt Tom Price, Marandoo,
Yandicoogina, Brockman and Nammuldi	100.0%	31,138	33,832	33,022	30,775	32,945	59,776	63,720
Hamersley - Channar	60.0%	3,016	2,224	3,055	2,905	2,904	5,668	5,809
Hamersley - Eastern Range	(a)	2,427	2,297	2,424	2,508	2,460	4,582	4,968
Hope Downs	50.0%	7,281	8,048	7,367	7,737	7,932	15,378	15,669
Robe River - Pannawonica (Mesas J and A)	53.0%	6,635	8,513	9,246	7,383	8,352	14,545	15,735
Robe River - West Angelas	53.0%	7,871	8,037	7,183	6,479	7,451	14,184	13,930
Total production ('000 tonnes)		58,367	62,949	62,297	57,787	62,044	114,133	119,831
Breakdown:
Pilbara Blend Lump		16,050	15,890	15,748	15,099	16,641	30,613	31,740
Pilbara Blend Fines		22,615	24,023	22,831	23,154	23,780	43,279	46,934
Robe Valley Lump		2,151	2,622	3,057	2,363	2,616	4,866	4,979
Robe Valley Fines		4,484	5,890	6,189	5,021	5,735	9,679	10,756
Yandicoogina Fines (HIY)		13,069	14,524	14,473	12,150	13,272	25,696	25,422
Total sales ('000 tonnes) (b)		57,418	61,020	62,923	54,722	56,468	108,764	111,190
Breakdown:
Pilbara Blend Lump		13,376	14,014	13,740	12,472	13,356	25,315	25,828
Pilbara Blend Fines		22,949	24,856	25,157	22,753	23,437	43,678	46,190
Robe Valley Lump		2,220	2,290	2,651	2,019	1,982	4,159	4,001
Robe Valley Fines		5,222	6,260	6,707	4,645	5,637	10,033	10,282
Yandicoogina Fines (HIY)		13,651	13,601	14,668	12,833	12,056	25,578	24,889

(a) Rio Tinto owns 54% of the Eastern Range mine. Under the terms of the joint venture agreement, Hamersley Iron manages the operation and is obliged to purchase all mine production from the joint venture and therefore all of the production is included in Rio Tinto's share of production.

(b) Sales represent iron ore exported from Western Australian ports.

Iron Ore Company of Canada	58.7%
Newfoundland & Labrador and Quebec in Canada
Saleable iron ore production:
Concentrates ('000 tonnes)		862	1,570	1,438	1,357	1,849	1,383	3,206
Pellets ('000 tonnes)		2,422	2,466	2,475	2,064	2,138	4,748	4,202
Sales:
Concentrates ('000 tonnes)		698	1,723	1,316	939	2,245	1,199	3,184
Pellets ('000 tonnes)		2,740	2,774	2,517	1,648	2,582	4,593	4,230
Global Iron Ore Totals
Iron Ore Production ('000 tonnes)		61,651	66,985	66,210	61,209	66,030	120,264	127,239
Iron Ore Sales ('000 tonnes)		60,855	65,517	66,756	57,310	61,294	114,555	118,604

Rio Tinto percentage interest shown above is at 30 June 2013. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto	2Q	3Q	4Q	1Q	2Q	1H	1H
	interest	2012	2012	2012	2013	2013	2012	2013
SALT
Dampier Salt	68.4%
Western Australia
Salt production ('000 tonnes)		2,720	2,686	2,454	2,319	2,444	4,856	4,762
TITANIUM DIOXIDE FEEDSTOCK
Rio Tinto Iron & Titanium	100.0%
Canada and South Africa (a)
(Rio Tinto share) (b)
Titanium dioxide feedstock ('000 tonnes)		370	401	450	427	461	744	888

(a) On 7 September 2012, Rio Tinto increased its stake in Richards Bay Minerals from 37% to 74% through the acquisition of BHP Billiton's interest in RBM.

(b) Quantities comprise 100% of Rio Tinto Fer et Titane and Rio Tinto's share of Richards Bay Minerals' production. Ilmenite mined in Madagascar is being processed in Canada.

URANIUM
Energy Resources of Australia Ltd
Ranger mine	68.4%
Northern Territory, Australia
U3O8 Production ('000 lbs)		1,392	2,895	2,690	1,974	2,034	2,719	4,008
Rössing Uranium Ltd	68.6%
Namibia
U3O8 Production ('000 lbs)		1,251	1,650	1,477	1,434	1,423	2,823	2,857

Rio Tinto percentage interest shown above is at 30 June 2013. The data represent full production and sales on a 100% basis unless otherwise stated.